                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 33)*



                            NATIONAL REALTY, L.P.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 637-353-301
                     -----------------------------------
                                (CUSIP Number)


 Robert A. Waldman, 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231
                                (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 10, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 2 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  201,200

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  201,200

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,200

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 3 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  212,650

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  212,650

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      212,650

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 4 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCM HOLDINGS, INC.
      75-2664665
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  77,625

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  77,625

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,625

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 5 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ART HOLDINGS, INC.
      75-2663476
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  3,208,116

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  3,208,116

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,208,116

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.6%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             NATIONAL REALTY, L.P.
                             CUSIP NO. 637-353-301

Item 1.  Security and Issuer

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on September 6, 1996. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         Although the Reporting Persons have not acquired more than 1% of the outstanding Units since the last amendment, certain of the Reporting Persons have established new subsidiaries to hold the Units and therefore they are being added as Reporting Persons and this Amendment identifies the number of Units which are now held by the subsidiaries. In addition, the Gene E. Phillips Trust no longer owns any Units and therefore is no longer included as a Reporting Person.

Item 2.  Identity and Background

     Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), BCM Holdings, Inc. ("BHI") and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

         ART, BCM, BHI and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM serves as the advisor and is the largest shareholder of ART. BHI is a wholly-owned subsidiary of BCM recently established for the sole purpose of holding record ownership of the Units beneficially owned by BCM.
AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                              Position(s)
----                              -----------
Roy E. Bode                       Director

Oscar W. Cashwell                 Director

Name                              Position(s)
----                              -----------
Dale A. Crenwelge                 Director

Al Gonzalez                       Director

Karl L. Blaha                     Director\President

Thomas A. Holland                 Executive Vice President and
                                    Chief Financial Officer

Randall M. Paulson                Executive Vice President

Bruce A. Endendyk                 Executive Vice President

Robert A. Waldman                 Senior Vice President, Secretary
                                    and General Counsel

Drew D. Potera                    Treasurer


         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building #2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                Position(s)
----                                -----------

Randall M. Paulson                  President

Oscar W. Cashwell                   Executive Vice President

Thomas A. Holland                   Executive Vice President and
                                      Chief Financial Officer

Clifford C. Towns, Jr.              Executive Vice President,
                                      Finance

Bruce A. Endendyk                   Executive Vice President

Cooper B. Stuart                    Executive Vice President

Mark W. Branigan                    Executive Vice President

Robert A. Waldman                   Senior Vice President, General
                                      Counsel and Secretary

Drew D. Potera                      Vice President, Treasurer
                                      and Securities Manager

Name                              Position(s)
----                              -----------

Ryan T. Phillips                  Director

Mickey Ned Phillips               Director


         Information with respect to Messrs. Paulson, Cashwell, Holland, Endendyk, Holland, Waldman and Potera is disclosed in (I) above.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

         Mr. Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' is currently an independent real estate investor. Mr. Phillips' is a citizen of the United States of America.

         Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         (III) BHI is a corporation organized and existing under the laws of the State of Nevada. BHI is a wholly-owned subsidiary of BCM. BHI's principal business activity is the holding of record ownership of Units beneficially owned by BCM. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of BHI are as follows:


Name                              Position(s)
----                              -----------

Thomas A. Holland                 Director/President and Chief Financial
                                  Officer

Robert A. Waldman                 Director/Secretary

Drew D. Potera                    Director/Treasurer


         Information with respect to Messrs. Holland, Waldman and Potera is disclosed in (I) above.

         (IV) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas. The directors and executive officers of AHI are as follows:


Name                              Position(s)
----                              -----------

Karl L. Blaha                     Director\President

Thomas A. Holland                 Vice President and Chief Financial Officer

Robert A. Waldman                 Director\Secretary

Drew D. Potera                    Director\Treasurer


         Information with respect to Messrs. Blaha, Holland, Waldman and Potera is disclosed in (I) above.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)     Share Ownership

         The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:


                            Units Owned Directly


                                          Number of                 Percent of
Table                                        Units                   Class (1)
----                                      ---------                 ----------
[S]                      [C]              [C]                       [C]
ART                                         201,200                       3.2%
BCM                                         212,650                       3.4%
BHI                                          77,625                       1.2%
AHI                                       3,208,116                      50.6%
                         TOTAL            3,699,591                      58.3%

                            Units Owned Beneficially

                                              Number of                  Percent of
Name                                            Units                    Class (1)
----                                          ---------                  ----------
ART                                             201,200                         3.2%
BCM                                             212,650                         3.4%
BHI                                              77,625                         1.2%
AHI                                           3,208,116                        50.6%
Al Gonzalez (2)                                 201,200                         3.2%
Ryan T. Phillips (3)(4)                         212,650                         3.4%
Roy E. Bode (2)                                 201,200                         3.2%
Dale A. Crenwelge (2)                           201,200                         3.2%
Oscar W. Cashwell (2)                           201,200                         3.2%
Mickey Ned Phillips (3)                         212,650                         3.4%
Karl L. Blaha (2)(5)                          3,409,316                        53.8%
Thomas A. Holland (4)                            77,625                         1.2%
Robert A. Waldman (4)(5)                      3,285,741                        51.8%
Drew D. Potera (4)(5)                         3,285,741                        51.8%
Total Units beneficially
  owned by Reporting Persons                  3,699,591                        58.3%


         (1) Percentage calculations are based upon 6,329,709 Units outstanding at September 30, 1996. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

         (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to BCM described in Item 2.

         (4) May be deemed to be a beneficial owner of the Units held directly by BHI by virtue of the relationship to the BHI described in Item 2.

         (5) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

         (b)     Voting and Dispositive Power


         Each of the directors of ART share voting and dispositive power over the 201,200 Units held by ART. Each of the directors of BCM exercise voting and dispositive power over the 212,650 Units held by BCM. Each of the directors of BHI exercise voting and dispositive power over the 77,625 Units held by BHI. Each of the directors of AHI exercise voting and dispositive power over the 3,208,116 Units held by AHI.

         (c)     Transactions in Securities

         The following table lists the purchase transactions in the Units that were effected by the Reporting Persons during the past 60 days.

Reporting                              Number                 Price                    Type of
Person               Date             of Units               Per Unit                 Transaction
------               ----             --------               --------                 -----------
ART                 10/03/96            1,200                $12.250                 Open Market
ART                 10/04/96           11,800                $12.250                 Open Market
ART                 10/07/96           13,000                $12.250                 Open Market
ART                 10/08/96           16,600                $12.250                 Open Market
ART                 10/09/96           16,900                $12.250                 Open Market
ART                 10/10/96              600                $12.250                 Open Market


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended to read as follows:

         ART has pledged 200,600 Units to Foothill Capital pursuant to a loan agreement and pledged 600 Units to Goldman Sachs in a stock margin account maintained by it with such broker.

         BCM has pledged 9,000 Units to American Express Financial, pledged 128,500 Units to Bear Stearns, pledged 3,000 Units to Chase Sec., pledged 2,400 Units to Cowen & Co., pledged 4,500 Units to Dean Witter (CA), pledged 6,000 Units to HD Vest, pledged 7,500 Units to Olde, pledged 12,000 Units to Oppenheimer (NY), pledged 6,000 Units to Paine Webber (WA), pledged 1,500 Units to The Principal, pledged 4,500 to Rauscher Pierce, pledged 15,000 Units to Rodman & Renshaw, pledged 9,750 Units to Southwest Sec.(TX), and pledged 3,000 Units to Wachovia in stock margin accounts maintained by it with such brokers.

         BHI has pledged 77,625 Units to Bear Stearns in stock margin accounts maintained by it with such broker.

         AHI has pledged 3,208,116 Units pursuant to a loan agreement with CS First Boston.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 1996

                                        AMERICAN REALTY TRUST, INC.



                                        By:   /s/ Karl L. Blaha
                                              ----------------------------------
                                              Karl L. Blaha
                                              President


                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:   /s/ Drew D. Potera
                                              ----------------------------------

                                              Drew D. Potera
                                              Treasurer


                                        BCM HOLDINGS, INC.



                                        By:   /s/ Drew D. Potera
                                              ----------------------------------
                                              Drew D. Potera
                                              Treasurer


                                        ART HOLDINGS, INC.



                                        By:   /s/ Drew D. Potera
                                              ----------------------------------
                                              Drew D. Potera
                                              Treasurer